SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549


                             SCHEDULE 13D
            Under the Securities and Exchange Act of 1934

                                      (AMENDMENT NO.  ) *

                   VISUAL BIBLE INTERNATIONAL, INC.

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                          (Name of Issuer)1

                    COMMON STOCK, $.001 PAR VALUE
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                    (Title of Class of Securities)


                             928419 30 8
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                            (CUSIP Number)


EDWARD H. GILBERT, ESQ., 5100 TOWN CENTER CIRCLE, SUITE 430, BOCA
RATON, FLORIDA 33486, (561) 361-9300
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(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

                            June 20, 2001
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       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.
CUSIP NO.  928419 30 8

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1.   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (entities only)

               Pan Zone Co., Ltd.

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2.   Check the Appropriate Box if a Member of a Group (See
     Instructions)
                                        (a)  ( )
                                        (b)  ( )

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3.   SEC Use Only

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4.   Source of Funds

               PF

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5.   Check if Disclosure of Legal Proceedings is Required Pursuant
     to Item 2(d) or 2(e)

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6.   Citizenship or Place of Organization  - British Virgin Islands

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Number of                7. Sole Voting Power
Shares
Beneficially             Pan Zone Co., Ltd. - 39,625,000 shares
Owned by                 ----------------------------------------
Each                     8. Shared Voting Power
Reporting
Person With:             Pan Zone Co., Ltd. -0-
                         ----------------------------------------
                         9. Sole Dispositive Power

                         Pan Zone Co., Ltd. - 33,250,000 shares
                         ----------------------------------------
                         10. Shared Dispositive Power

                         Pan Zone Co., Ltd.  -0-

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11.                      Aggregate Amount Beneficially Owned by Each
                         Reporting Person

                         Pan Zone Co., Ltd. - 39,625,000 shares

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12.                      Check if the Aggregate Amount in Row (11)
                         Excludes Certain Shares  ( )

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13.                      Percent of Class Represented by Amount in
                         Row (11)

                         Pan Zone Co., Ltd -58.0%

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14.                      Type of Reporting Person (See Instructions)

                         Pan Zone Co., Ltd., - CO
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THE INFORMATION IN THIS SCHEDULE 13D IS AS OF JUNE 20, 2001.  THE
SHARE AMOUNTS HAVE NOT BEEN ADJUSTED FOR A 1 FOR 3 REVERSE
COMBINATION THAT OCCURRED ON SEPTEMBER 25, 2001.

ITEM 1.  SECURITY AND ISSUER

     The title of the class of equity securities to which this statement and the name and address of the principal executive offices of the issuer of such securities ("VBII") is as follows:

Common Stock, $.001 par value per share (the "Shares")
Visual Bible International, Inc.
1400 18th Avenue South
Nashville, Tennessee 37212

ITEM 2.  IDENTITY AND BACKGROUND

     (a) The names of the persons filing this statement is Anthony Ng as the sole executive officer, director and controlling person of Pan Zone Co., Ltd.

     (b) The address of the Reporting Persons is Suite 1408, Lippo Sun Plaza, 28 Canton Road, Kowloon, Hong Kong.

     (c) Anthony Ng is President of Zeuspac Capital Partners, Inc. a merchant banking organization based in Hong Kong. The address of Zeuspac Capital Partners, Inc. is Suite 1408, Lippo Sun Plaza, 28 Canton Road, Kowloon, Hong Kong.

     (d) During the last five years, the Reporting Person was not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  The Reporting Person is a citizen of Canada.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Shares beneficially owned by the Reporting Person were acquired by it in consideration of making low interest unsecured loans to VBII.

ITEM 4.  PURPOSE OF TRANSACTION

     The Shares beneficially owned by the Reporting Person was acquired by it for investment. The Reporting Persons may, in the future, seek to acquire additional Shares for other purposes although the Reporting Person has no present intention of acquiring any additional securities for purposes other than for investment.

         Except as hereinafter set forth, the Reporting Person has no plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities issued by VBII or the disposition of securities of VBII;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving VBII or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of VBII or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of DPCCS, including any plans or proposals to change the number or term of director or to fill any existing vacancies on the Board of Directors, except for the change in the Board of Directors and management of VBII previously reported by VBII in its Form 8K filed April 12, 2001;

     (e) Any material change in the present capitalization or dividend policy of VBII, except for the 1 for 3 reverse combination that occurred on September 25, 2001;

     (f) Any other material change in the business or corporate structure of VBII;

      (g) Changes in VBII's Articles of Incorporation, bylaws or other actions which may impede the acquisition of control of VBII by any person, except for the reverse combination that occurred on September 25, 2001;

     (h) Causing the Common Stock of VBII to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of VBII becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

     Pan Zone has, from time to time, considered and initiated and will, continue to consider and may initiate transactions which would involve (a) the issuance by VBII of a material amount of additional securities, (b) an extraordinary material transaction, (c) a change in the Board of Directors of VBII, or (d) a material change in the capitalization of VBII.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Pan Zone beneficially owns 39,625,000 Shares which represent approximately 58.0% of the outstanding Common Stock of VBII computed in accordance with the provisions of Rule 13d-3 under the Securities
               Exchange Act of 1934 ("Rule 13d-3"). Of the foregoing, 6,375,000 such Shares are held by approximately 22 independent parties (the "Voting Agreement Parties"), and are subject to a voting agreement (the "Voting Agreement") and irrevocable proxies (the "Proxies") in favor of Pan Zone which Voting Agreement and Proxies expire on August 1, 2002.

          Pan Zone disclaims any beneficial ownership in the securities owned by the Voting Agreement Parties.

     (b) The Reporting Person has the sole power to vote or to direct the vote of the Shares owned by it and the Shares subject to the Voting Agreement. The Reporting Person has the sole power to dispose or to direct the disposition of the Shares owned by it, but it has no right to dispose or direct the disposition of the shares subject to the Voting Agreement.

     (c) The Reporting Person nor any other person named in the response to Item 2 hereof engaged in any other transactions with respect to securities issued by VBII during the 60 day period prior to June 20, 2001.

     (d) No other person is known has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the Shares owned by the Reporting Person.

     (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Except for the Voting Agreement and the Proxies, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and, to the best of the Reporting Person's knowledge, any of the other persons referred to in the response to Item 2 hereof and between such persons and any other person with respect to any securities of VBII, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

          The form of the Voting Agreement and the Proxies have been previously filed by VBII as Exhibit 9.1 and 9.2, respectively to the 8K filed on August 16, 2000 and which Exhibits are incorporated herein by this reference.

                              SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, Pan Zone, Co., Ltd certifies that the information set forth in this statement is true, complete and correct.

Date: November 15, 2001


Pan Zone Co., Ltd.



By:  /s/ Anthony Ng
     Anthony Ng, its sole executive officer, director and
     controlling person